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                                                                       EXHIBIT 2

                           USA BIOMASS CORPORATION
                       PLAN OF DISCONTINUED OPERATIONS

                             December 22, 1998

The expansion of the Company's biomass operations and entry into solid waste transportation has resulted in the decision to discontinue the Company's agribusiness and real estate operations.

During fiscal 1998, the Company sold 510 acres of table grape and date properties and its 600-acre Rancho California real estate parcel. The remaining agribusiness operations consist of a 560-acre table grape vineyard and a cold storage processing operation.

In December 1998, the Company leased the 560-acre table grape vineyard for the 1999 crop year and terminated its agribusiness employees. The vineyard and related equipment is being marketed and is expected to be sold by December 22, 1999. The appraised value of this property is $4.5 million, which after costs associated with its sale, is expected to be in excess of carrying value. The lease payments reimbursed the Company for farming costs incurred prior to the lease will pay debt service and other costs through the expected date of sale.

The Company's obligations of $13,000 per month with respect to the cold storage processing facility expire in May 1999 and will not be renewed.

The Company's remaining real estate assets are a golf-oriented housing development near San Antonio, Texas, which the Company is developing for a managed limited partnership, and a 50% joint venture interest in a 6,000-acre parcel of land in Oregon leased to a potato and grain farming operation.

The Company has offered the Texas property for sale in bulk and expects it to be sold in fiscal 1999. The current appraised value of the Texas property is $12.1 million. It is expected, based upon discussions with real estate marketing professionals, that the property can be sold in bulk within one year at between $11.0 million and $12.0 million. The estimated cost associated with this project until sale is $870,000.

The current appraised value of the property owned by the joint venture is $7.0 million, and there is $2.1 million of joint venture debt, which is collateralized by this property. The value of the Company's joint venture interest is therefore $2.5 million, which approximates the carrying value of the joint venture interest. The lease payments received by the joint venture are sufficient to pay debt service and administrative costs. Therefore, there is no cost of carry on this investment to the Company.

The Company's interest in the joint venture has been offered to the other venture partner. The interest will be offered for sale to others if the joint venture partner does not acquire the Company's interest.